 Exhibit 99.1

CDS			INC.				Notice of Record & Meeting Dates																					New			X		Change

Issuer Name (maximum 30 characters)
		English			T	E	S	M	A			I	N	T	E	R	N	A	T	I	O	N	A	L			I	N	C	.

French

Address																								Telephone
1	0	0	0		T	E	S	M	A		W	A	Y											9	0	5			4	1	7	-	2	1	6	0
C	O	N	C	O	R	D	,	O	N	T	A	R	I	O
L	4	K		5	R	8																		Contact Name
																								L	Y	N	N			R	I	L	E	Y

Transfer Agent					FINS				Name															Telephone
									C	O	M	P	U	T	E	R	S	H	A	R	E			4	1	6		2	6	3	-	9	4	8	3
									T	R	U	S	T		C	O	.	C	A	N	A	D	A
Address			1	0	0		U	N	I	V	E	R	S	I	T	Y		A	V	E				Contact Name
1	1		FL		T	O	R	O	N	T	O		O	N		M	5	J		2	Y	1		F	L	O	R	E	N	C	E		S	M	I	T	H

Proxy Type							Meeting Type									Material Distribution Type								Record Date						2	0	0	2	0	3	2	8
																														yyyy				mm		dd

	X	Management						Annual			x	Special						Form C holders only						Meeting Date						2	0	0	2	0	5	0	6
																														yyyy				mm		dd

		Dissenting						General				Extraordinary					X	All holders						Material Mail Date						2	0	0	2	0	4	0	9
																														yyyy				mm		dd

Payment for Publication							x	Payment enclosed							To be invoiced					CDS INC.'s GST/HST Registration Number												8 9 2 9 7 1 6 3 1 R T
(Transfer Agents only)

1	# of publications at $91.50 per publication														$9	3	.	0	0

	Plus 7% GST															$6	.	5	1		CDS INC.'s QST Registration Number											1 0 1 8 7 6 7 2 2 4

	or 15% HST(Nfld, NS, NB residents only)												$

	Subtotal												$

	Plus 7.5% QST(Quebec residents only)												$									Authorized Signature for Invoicing (Transfer Agents only)

	Total payment enclosed														$9	9	.	5	1

	CUSIP												Voting Status
														Y/N				Security Description
	8	8	1	9	0	8	-	1	0	-	7			Y				C	L	A	S	S		A		S	U	B	O	R	D	I	N	A	T	E
																					V	O	T	I	N	G		S	H	A	R	E	S
							-			-

							-			-

							-			-

Early Search (Determination of Intermediaries)
Send Early Search report to								X	Transfer Agent						Issuer			Other (Statutory Declaration required)

Send via			X	Mail			Courier (Collect)						SSS Envelope System								Fax #

Shareholder Communications										Proxy Related Material							Will be distributed by
Intermediary Register
(Nominee Register)											X	Transfer Agent						Issuer				Other
			X	Send a copy

Holders of Record
Send Holders of Record and Omnibus Proxy to													X	Transfer Agent						Issuer				Other (Statutory Declaration required)

Send via				Mail		X	Courier (Collect)						SSS Envelope System

This Notice and Request for services is authorized by:

				Transfer Agent					X	Issuer				Third Party									Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

V	P	,	SECRETARY & GENERAL COUNSEL													/s/	S	T	E	F	A	N		P	R	O	N	I	U	K		M	A	R	3	/0	3
Title																Signature																Date